Coca-Cola Plaza
Atlanta, Georgia

July 10, 2020

Mr. Kevin Stertzel & Ms. Anne McConnell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: COCA COLA CO
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 24, 2020
Form 10-Q for Fiscal Quarter Ended March 27, 2020
Filed April 24, 2020
File No. 1-02217

Dear Mr. Stertzel & Ms. McConnell:

This letter updates The Coca-Cola Company’s (the “Company’s”) June 15, 2020, response to your letter dated June 2, 2020, with respect to the above referenced Form 10-K and Form 10-Q.

Per our discussions with you, in future 10-Q and 10-K filings we will include the following additional disclosures in the Liquidity, Capital Resources and Financial Position section of our Management’s Discussion & Analysis of Financial Condition and Results of Operations related to our extended payment terms and our Supply Chain Financing Program (“SCF”):

•A general description of the extension of the Company’s payment terms with our suppliers and the impact it had on our current period cash flows;
•Any trends and uncertainties related to the future impacts on cash flows from extended payment terms with our suppliers, along with any factors that could limit our ability to utilize extended payment terms in the future; and
•A general description of the material and relevant terms of our SCF program along with the risks and benefits of our SCF program.

Below is a draft of our intended future disclosure related to our extension of credit terms and our SCF program.

Cash Flows from Operating Activities
As part of our continued effort to improve our working capital efficiency, we have worked with our suppliers over the past several years to revisit terms and conditions, including the extension of payment terms. Our current payment terms with the majority of our suppliers are 120 days. Additionally, two global financial institutions offer a voluntary supply chain finance (“SCF”) program which enables our suppliers, at their sole discretion, to sell their receivables from the Company to these financial institutions on a non-recourse basis at a rate that leverages our credit rating and thus might be more beneficial to them. The SCF program is available to suppliers of goods and services included in cost of goods sold as well as suppliers of goods and services included in selling, general and administrative expenses on our consolidated statements of income. The Company and our suppliers agree on commercial terms for the goods and services we procure including prices, quantities, and payment terms regardless of whether the supplier elects to participate in the SCF program. The suppliers sell goods or services, as applicable, to the Company and they issue the associated invoices to the Company based on the agreed contractual terms. Then, if they are participating in the SCF program, our suppliers at their sole discretion, determine which invoices, if any, they want to sell to the financial institutions. Our suppliers’ voluntary inclusion of invoices in the SCF program has no bearing on our payment terms. No guarantees are provided by the Company or any of our subsidiaries under the SCF program. We have no economic interest in a supplier’s decision to participate in the SCF program and we have no direct financial relationship with the financial institutions, as it relates to the SCF program. Accordingly, amounts due to our suppliers that elected to participate in the SCF program are included in line item accounts payable and accrued expenses on our consolidated balance sheets. All activity related to amounts due to suppliers that elected to participate in the SCF program are reflected in cash flows from operating activities on our consolidated statements of cash flows. We have been informed by the financial institutions that as of June 26, 2020, and December 31, 2019, suppliers elected to sell $XX million and $XX million, respectively, of our outstanding payment obligations to financial institutions. The amount settled through the SCF program was $XX million for the six months ended June 26, 2020.

Net cash provided by operating activities for the six months ended June 26, 2020 and June 28, 2019 was $XX million and $XX million, respectively, a decrease of $XX million, or
XX percent. This decrease was primarily due to the extension of payment terms with certain of our suppliers in the prior year, one less selling day in the current year and the unfavorable impact of foreign currency exchange rate fluctuations. Net cash provided by operating activities included benefits of approximately $XX million and $XX million for the six months ended
June 28, 2019 and the year ended December 31, 2019, respectively, from the extension of payment terms with certain of our suppliers. We do not believe that there is a risk that our payment terms will be shortened in the near future, and we do not currently expect our net cash provided by operating activities to be significantly impacted by additional extensions in payment terms in 2020.

* * *

Please direct any comments or questions regarding this letter to me at (404) 676-5859 or via email at markrandazza@coca-cola.com.

Very truly yours,

/s/ MARK RANDAZZA

Mark Randazza
Vice President, Assistant Controller
and Chief Accounting Officer
The Coca-Cola Company

cc: David B. Weinberg, Chairman of the Audit Committee of the Board of Directors
James Quincey, Chairman of the Board of Directors and Chief Executive Officer
of the Company
John Murphy, Executive Vice President and Chief Financial Officer
Jennifer D. Manning, Associate General Counsel and Corporate Secretary
Kathy Loveless, Vice President and Controller